Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR 24-14

Drilling Underway at Silver North’s Flagship Haldane Silver Property, Yukon

•Ten holes to follow up 2024 Main Fault discovery, testing down-dip and strike potential.

•First hole to test down-dip of 2024 Main Zone discovery where three stacked high grade silver bearing veins were intersected within a structural zone that returned 28.36m (true width) of 130 g/t silver, 0.09 g/t gold, 0.55 % lead and 0.52% zinc.

Vancouver, BC, August 15, 2025 – Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF) “Silver North” or the “Company”) announces the launch of the 2025 exploration program at the Company’s flagship Haldane Silver Property in the historic Keno Hill Silver District, Yukon. Initial plans outline 10 holes from four drill sites, totaling approximately 2,500 metres of drilling. The road-accessible 8,579 hectare Haldane Property is located 25 km west of Keno City, YT, adjacent to Hecla Mining’s producing Keno Hill Silver Mine property, and hosts numerous occurrences of silver-lead-zinc-bearing quartz siderite veins as seen elsewhere in the district.

“The focus of the 2025 program is to expand upon the discovery made at the Main Fault last year,” stated Jason Weber, P.Geo., President and CEO of Silver North. “The Main Zone has shown strong potential in both its high grades and large widths of mineralization. The current program will aim to build upon last year’s results and expand beyond the discovery section.”

The ten hole (~2,500 metres) diamond drilling program will target expansion of Keno-style silver lead-zinc mineralization at the newly identified Main Fault target, a wide zone with at least three high grade silver veins identified to date. Holes HLD24-29 and -30 intersected high grade mineralization such as 1.83m (true width) of 1,088 g/t silver, 3.90 g/t gold, 1.89% lead and 0.63% zinc  as well as wider zones of silver mineralization including 5.8 m (true width) 365 g/t silver, 0.23 g/t gold, 1.80 % lead and 1.37 % zinc (refer to Silver North’s news release dated November 14th, 2024). The first hole of the program (HLD25-31) will test the continuity of mineralization approximately 60 m further down dip of the 2024 intersections. The remaining holes, subject to in-field adjustments due to logistical consideration or visual results, will consist of fans of 3 holes on sections approximately 50 and 100 metres southwest and 50 metres northeast of the discovery section to test the strike and depth continuity of mineralization (Figures 1, 2). Time and budget permitting, one hole may also be completed at the Bighorn target, following up on silver-bearing quartz-siderite-galena veins intersected in the only drillhole at Bighorn.

Silver North has engaged Paycore Diamond Drilling as the drill contractor for the program and Hardline Exploration Services Ltd, to provide staffing, technical and camp support. The program is expected to be completed by the end of October.

W
7083000N
456800E
Looking NNE
456900E
457000E
E
1350m
1300m
1250m
1200m
1150m
1100m
1050m
1000m
D
D'
3.6m @ 223g/t Ag
HLD13-12
HLD24-30
HLD24-29
A
B
C
D
E
Schist
Quartzite
Phyllite
Diorite
Breccia
Quartz/Carb Vein
Fault Zone
Proposed 2025 drill hole
50m

HLD13-12 historic	Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
E	3.06	N/A	84	0.12	0.14	1.39	**151**

HLD24-29	Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
A	15.80	13.75	157	0.08	1.42	0.67	**233**
including	2.40	2.09	206	0.10	1.49	1.36	**311**
including	3.50	3.05	460	0.15	4.34	1.23	**653**
and incl.	1.90	1.66	777	0.25	7.86	2.21	**1123**

HLD24-29	Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
B	5.30	4.61	53	0.06	1.13	1.43	**147**
including	2.10	1.83	105	0.04	2.61	2.07	**268**

HLD24-30	Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
C	2.50	1.83	1088	3.9	1.89	0.63	**1491**
including	1.00	0.73	2470	9.64	3.88	0.99	**3422**

HLD24-30	Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
D	38.80	28.36	130	0.09	0.55	0.52	**174**
including	0.80	0.58	1210	0.42	3.15	0.45	**1358**
including	7.95	5.81	365	0.23	1.80	1.37	**491**
and incl.	4.15	3.03	423	0.25	1.30	1.01	**522**
and incl.	1.00	0.73	1025	0.54	8.52	2.18	**1415**
including	1.25	0.91	194	0.18	0.54	1.08	**266**

Figure 2 - Cross Section D-D' - Main Fault Drilling

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane Silver Project (next to Hecla Mining Inc.’s Keno Hill Mine project), the Tim Silver Project (under option to Coeur Mining, Inc. in the Silvertip/Midway District, BC and Yukon) and the GDR project also in the Silvertip/Midway district. Silver North also plans to acquire additional silver properties in favourable jurisdictions.

The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the United States under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

Mr. Jason Weber, P.Geo., President and CEO of Silver North Resources Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release and approved the news release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com

X: https://X.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD- LOOKING STATEMENTS.